UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 2)

Exactus, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

30066P102
(CUSIP Number)

Paradox Capital Partners, LLC 1500 E. Las Olas Blvd Ft. Lauderdale, FL 33301
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 4, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	30066P102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Paradox Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,293,393
	8	SHARED VOTING POWER
843,859
	9	SOLE DISPOSITIVE POWER
14,293,393
	10	SHARED DISPOSITIVE POWER
843,859
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,137,251
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%

14	TYPE OF REPORTING PERSON (See Instructions)
PN

SCHEDULE 13D

CUSIP No.	30066P102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Harvey Kesner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
326,800
	8	SHARED VOTING POWER
13,517,691
	9	SOLE DISPOSITIVE POWER
326,800
	10	SHARED DISPOSITIVE POWER
13,517,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,517,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.32%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

SCHEDULE 13D

CUSIP No.	30066P102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Renee Kesner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
117,059
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
117,059
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,059
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.11%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

SCHEDULE 13D

CUSIP No.	30066P102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Darwin Capital Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
150,000
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
150,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.15%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

SCHEDULE 13D

CUSIP No.	30066P102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Harvey & Renee Kesner JTWROS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
250,000
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
250,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.24%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of Exactus, Inc. (“Issuer”). The address of the principal executive office is 80 NE 4th Avenue Suite 28, Delray Beach, FL 33483. This Amendment No. 2 to Schedule 13D is filed to update certain information.

Item 2.	Identity and Background

This Schedule 13D is filed by Paradox Capital Partners, LLC, a New Jersey limited liability company, Darwin Capital Investments, LLC, a New Jersey limited liability company, Harvey Kesner and Renee Kesner, individuals. The business address of the Reporting Persons is 1500 East Las Olas Blvd, Suite 200, Ft. Lauderdale, FL 33301. Harvey Kesner and Renee Kesner are members and managers of Paradox Capital Partners, LLC and Harvey Kesner is manager of Darwin Investments, LLC, limited liability companies, and his principal occupation is attorney. The principal address at which Mr. Kesner conducts business is 500 Fifth Avenue, Suite 938, New York, NY 10036.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which neither it nor either of them was or is subject to a judgment, decree or final order enjoining future violations at, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

The Reporting Persons acquired the shares with personal funds. Paradox Capital Partners, LLC and Harvey Kesner were founders, organizers and promoters of the Issuer, as defined under Rule 405 of the Securities Act of 1933, as amended.

On May 4, 2021, the Issuer completed the issuance of 8,529,560 previously unissued shares pursuant to its contractual obligation.

Accordingly, the Reporting Persons will be deemed to beneficially own more than 4.99% of the Issuer, based upon 103,265,130 shares of the Common Stock of the Issuer issued and outstanding as of May 13, 2021 as stated in the Registrar Control Report of V Stock Transfer provided by the Issuer to the Reporting Persons. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

Item 4.	Purpose of Transaction

See Exhibit A to Schedule 13D filed by the Reporting Persons on February 8, 2021.

Item 5.	Interest in Securities of the Issuer

Includes: 14,293,393 shares held by Paradox Capital Partners, LLC; 326,800 shares held by Harvey Kesner; 250,000 shares held by Harvey and Renee Kesner JTWROS, 117,059 shares held by Renee Kesner; and 150,000 held by Darwin Capital Investments, LLC.

Paradox Capital Partners, LLC and Harvey Kesner disclaim beneficial ownership of 117,059 shares held by Renee Kesner, his spouse.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2021
Dated
/s/ Harvey Kesner
Signature
Paradox Capital Partners, LLC Harvey Kesner, Manager, and individually
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).